HOTELPLACE, INC.

4616 Florida Street, Suite 19

 San Diego, CA 92116

December 30, 2010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

HotelPlace, Inc.

Form:

S-1 Registration Statement – Acceleration Request

File No.:

File No.: 333-168925

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to January 4, 2011 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve HotelPlace, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

HotelPlace, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HotelPlace, Inc.

/s/  Kenneth J. Yonika

____________________________________

Kenneth J. Yonika

President